SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. ___________)*

Ambit Biosciences Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

02318X100

(CUSIP Number)

May 16, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Exhibit Index on Page 8

CUSIP #02318X100	Page 2 of 9

1	NAME OF REPORTING PERSONS Foresite Capital Fund I, L.P. (“FCF I”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,074,752 shares, except that Foresite Capital Management I, LLC (“FCM I”), the general partner of FCF I, may be deemed to have sole power to vote these shares, and James Tananbaum (“Tananbaum”), the managing member of FCM I, may be deemed to have sole power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
2,074,752 shares, except that FCM I, the general partner of FCF I, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCM I, may be deemed to have sole power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,074,752
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.7%
12	TYPE OF REPORTING PERSON PN

CUSIP #02318X100	Page 3 of 9

1	NAME OF REPORTING PERSONS Foresite Capital Management I, LLC (“FCM I”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,074,752 shares, all of which are directly owned by Foresite Capital Fund I, L.P. (“FCF I”). FCM I, the general partner of FCF I, may be deemed to have sole power to vote these shares, and James Tananbaum (“Tananbaum”), the managing member of FCM I, may be deemed to have sole power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
2,074,752 shares, all of which are directly owned by FCF I. FCM I, the general partner of FCF I, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCM I, may be deemed to have sole power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,074,752
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.7%
12	TYPE OF REPORTING PERSON OO

CUSIP #02318X100	Page 4 of 9

1	NAME OF REPORTING PERSONS James Tananbaum (“Tananbaum”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,074,752 shares, all of which are directly owned by Foresite Capital Fund I, L.P. (“FCF I”). Foresite Capital Management I, LLC (“FCM I”), the general partner of FCF I, may be deemed to have sole power to vote these shares, and James Tananbaum (“Tananbaum”), the managing member of FCM I, may be deemed to have sole power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
2,074,752 shares, all of which are directly owned by FCF I. FCM I, the general partner of FCF I, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCM I, may be deemed to have sole power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,074,752
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.7%
12	TYPE OF REPORTING PERSON IN

CUSIP #02318X100	Page 5 of 9

ITEM 1(A).	NAME OF ISSUER

Ambit Biosciences Corporation (the “Issuer”)

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

11080 Roselle Street

San Diego, California 92121

ITEM 2(A).	NAME OF PERSONS FILING

This Schedule is filed by Foresite Capital Fund I, L.P., a Delaware limited partnership, Foresite Capital Management I, LLC, a Delaware limited liability company and James Tananbaum. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

c/o Foresite Capital Management

One Montgomery Street, Suite 2500
San Francisco, CA 94104

ITEM 2(C).	CITIZENSHIP

See Row 4 of cover page for each Reporting Person.

ITEM 2(D).	TITLE OF CLASS OF SECURITIES

Common Stock, $0.001 par value

ITEM 2(D)	CUSIP NUMBER

02318X100

ITEM 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the ordinary shares of the Issuer by the persons filing this Statement is provided as of June 21, 2013:

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

CUSIP #02318X100	Page 6 of 9

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreement of FCF I and the limited liability company agreement of FCM I, the partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by each such entity of which they are a partner or member.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable

ITEM 10.	CERTIFICATION.

Not applicable

CUSIP #02318X100	Page 7 of 9

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 21, 2013

FORESITE CAPITAL FUND I, L.P.

	By:	FORESITE CAPITAL MANAGEMENT I, LLC
	Its:	Managing Member

	By:	/s/ James Tananbaum
	Name:	James Tananbaum
	Title:	Managing Member

FORESITE CAPITAL MANAGEMENT I, LLC

	By:	/s/ James Tananbaum
	Name:	James Tananbaum
	Title:	Managing Member

JAMES TANANBAUM

	By:	/s/ James Tananbaum
	Name:	James Tananbaum

CUSIP #02318X100	Page 8 of 9

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	9

CUSIP #02318X100	Page 9 of 9

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the common stock of the Issuer shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: June 21, 2013

FORESITE CAPITAL FUND I, L.P.

	By:	FORESITE CAPITAL MANAGEMENT I, LLC
	Its:	Managing Member

	By:	/s/ James Tananbaum
	Name:	James Tananbaum
	Title:	Managing Member

FORESITE CAPITAL MANAGEMENT I, LLC

	By:	/s/ James Tananbaum
	Name:	James Tananbaum
	Title:	Managing Member

JAMES TANANBAUM

	By:	/s/ James Tananbaum
	Name:	James Tananbaum